                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 38)


                              NATIONAL REALTY, L.P.
                                (Name of Issuer)


                 UNITS OF LIMITED PARTNERSHIP INTEREST ("Units")
                         (Title of Class of Securities)


                                   637-353-301
                                 (CUSIP Number)


ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS
75231
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 31, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  637-353-301                                                  PAGE 2
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  1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons
      AMERICAN REALTY TRUST, INC.                                   54-0697989

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  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  ...................................................................
      (b)  ...................................................................

--------------------------------------------------------------------------------
  3)  SEC Use Only ........................................................

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)                           N/A

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 ..............................................................................

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization                       GEORGIA

--------------------------------------------------------------------------------
                  7)  Sole Voting Power                             283,034
Number of
Units            --------------------------------------------------------------
Beneficially      8)  Shared Voting Power                             -0-
Owned by
Each             --------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                        283,034
Person
With             -------------------------------------------------------------
                 10)  Shared Dispositive Power                        -0-

--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person   283,034

--------------------------------------------------------------------------------

  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Units (See
       Instructions) .........................................................

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)            4.5%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)                   CO

--------------------------------------------------------------------------------








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CUSIP NO.  637-353-301                                                  PAGE 3
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  1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons
          BASIC CAPITAL MANAGEMENT, INC.                            75-2332719

--------------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  ...................................................................
      (b)  ...................................................................

--------------------------------------------------------------------------------
  3)  SEC Use Only ...........................................................

--------------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)                                 W/C

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 ..............................................................................

--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization                          NEVADA

--------------------------------------------------------------------------------
                  7)  Sole Voting Power                            824,210
Number of        --------------------------------------------------------------
Units
Beneficially      8)  Shared Voting Power                            -0-
Owned by         --------------------------------------------------------------
Each
Reporting         9)  Sole Dispositive Power                       824,210
Person           --------------------------------------------------------------
With
                 10)  Shared Dispositive Power                       -0-

--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person    824,210


--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Units (See
Instructions) ................................................................

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)              13.0%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)                     CO
--------------------------------------------------------------------------------





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CUSIP NO.  637-353-301                                                  PAGE 4
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   1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
       Persons
           ART HOLDINGS, INC.                                   75-2663476

--------------------------------------------------------------------------------
   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ................................................................
         (b)  ................................................................

--------------------------------------------------------------------------------
   3)  SEC Use Only ..........................................................

--------------------------------------------------------------------------------
   4)  Source of Funds (See Instructions)                           N/A

--------------------------------------------------------------------------------
   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 ...............................................................................

--------------------------------------------------------------------------------
   6)  Citizenship or Place of Organization                      NEVADA

--------------------------------------------------------------------------------
                  7)  Sole Voting Power                          3,268,535
Number of        --------------------------------------------------------------
Units
Beneficially      8)  Shared Voting Power                           -0-
Owned by         --------------------------------------------------------------
Each
Reporting         9)  Sole Dispositive Power                     3,268,535
Person           --------------------------------------------------------------
With
                 10)  Shared Dispositive Power                      -0-

--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person   3,268,535

--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Units (See
Instructions) .................................................................

--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11)                51.7%

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions)                        CO

--------------------------------------------------------------------------------

                              NATIONAL REALTY, L.P.
                              CUSIP NO. 637-353-301

ITEM 1. SECURITY AND ISSUER

     Item 1 is hereby amended to read as follows:

     This amendment relates to the Units of Limited Partner Interest (the "Units") of NATIONAL REALTY, L.P., a Delaware limited partnership (the "Partnership"), and amends the statement on Schedule 13D filed on October 15, 1999. The principal executive offices of the Partnership are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended to read as follows:

     This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM")and ART Holdings, Inc. ("AHI") (collectively the "Reporting Persons").

     ART, BCM, and AHI may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. BCM, who serves as the Advisor and is the largest shareholder of ART. AHI is a wholly-owned subsidiary of ART established for the sole purpose of holding record ownership of the Units beneficially owned by ART.

     This Amendment No. 38 to Schedule 13D is being filed due to a 2.0% increase in the total percentage of outstanding Units beneficially owned by the Reporting Persons as of May 31, 2000. On this date, the total percentage of the Units beneficially owned increased from 67.2%, as reported on the amended statement on
Schedule 13D filed for October 15, 1999, to 69.2%. The increase was due to the purchase by BCM of Units on the open market as further disclosed in Items 3 and 5.

     (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of each executive officer and director of ART as of May 31, 2000:

Name                               Position(s) with ART
----                               --------------------
J. Paul Bagley                     Chairman and Chief Executive Officer

Roy E. Bode                        Director

Collene C. Currie                  Director

Cliff Harris                       Director

Carey M. Portman                   Director and Vice President

Karl L. Blaha                      Director and President

Thomas A. Holland                  Executive Vice President and
                                   Chief Financial Officer
Bruce A. Endendyk                  Executive Vice President

Steven K. Johnson                  Executive Vice President -
                                   Residential Asset Management

David W. Starowicz                 Executive Vice President - Commercial Asset
                                   Management

Robert A. Waldman                  Senior Vice President, Secretary
                                   and General Counsel





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





     Mr. Bagley's business address is 410 E. 17th Street, Denver, CO 80202.
Mr. Bagley's present principal occupation is Partner, The Stone Pine Companies. Mr. Bagley is a citizen of the United States of America.

     Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

     Ms. Currie's business address is 6617 Ridgeview Circle, Dallas, TX 75240. Ms. Currie's present principal occupation is Business Consultant. Ms. Currie is a citizen of the United States of America.

     Mr. Harris' business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris' present principal occupation is President of Energy Transfer Group, L.L.C. Mr. Harris is a citizen of the United States of America.

     Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is President of BCM. Mr. Blaha is a citizen of the United States of America.

     Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

     Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Johnson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Johnson's present principal occupation is Executive Vice President-Residential Asset Management of BCM. Mr. Johnson is a citizen of the United States of America.

     Mr. Portman's business address is c/o Commerce International, Inc., 399 Central Avenue, 2nd Floor, Highland Park, Illinois 60035. Mr. Portman's present principal occupation is Chairman of Commerce International, Inc. Mr. Portman is a citizen of the United States of America.

     Mr. Starowicz's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Starowicz's present principal occupation is Executive Vice President - Commercial Asset Management of BCM. Mr. Starowicz is a citizen of the United States of America.

     Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, Secretary and General Counsel of BCM. Mr. Waldman is a citizen of the United States of America.


     (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM as of May 31, 2000 are as follows:

Name                                        Position(s) with BCM
----                                        --------------------

Ryan T. Phillips                            Director

Mickey Ned Phillips                         Director





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


Name                                        Position(s) with BCM
----                                        --------------------
Carey M. Portman                            Director and Vice President

Karl L. Blaha                               President

Thomas A. Holland                           Executive Vice President and
                                            Chief Financial Officer

Clifford C. Towns, Jr.                      Executive Vice President -
                                            Finance

Steven K. Johnson                           Executive Vice President -
                                            Residential Asset Management

Bruce A. Endendyk                           Executive Vice President

Cooper B. Stuart                            Executive Vice President

David W. Starowicz                          Executive Vice President -
                                            Commercial Asset Management

Robert A. Waldman                           Senior Vice President, General
                                            Counsel and Secretary

     Information with respect to Messrs. Portman, Holland, Blaha, Johnson, Endendyk, Waldman and Starowicz is disclosed in (I) above.

     Mr. R. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is an independent real estate investor. Mr. Phillips is a citizen of the United States of America.

     Mr. M. Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

     Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

     Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

     (III) AHI is a corporation organized and existing under the laws of the State of Nevada. AHI is a wholly-owned subsidiary of ART. AHI's principal business activity is the holding of record ownership of Units beneficially owned by ART. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. The directors and executive officers of AHI as of May 31, 2000 are as follows:

Name                                        Position(s) with AHI
----                                        --------------------
Cary M. Portman                     Director and Vice President

Karl L. Blaha                       Director and President

Thomas A. Holland                   Vice President and Chief Financial Officer

Robert A. Waldman                   Director and Secretary

     Information with respect to Messrs. Portman,Blaha, Holland and Waldman is disclosed in (I) above.

     During the last five (5) years, (i) none of the persons enumerated in (I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a





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party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to read as follows:

     (a)  Share/Unit Ownership

     The following tables show the Units owned directly and beneficially by the Reporting Persons on the date of this statement:

                                                              Units Owned Directly
                                                          ---------------------------
                                                           Number of      Percent of
Name                                                         Units        Class (1)
----                                                      ------------   ------------
ART                                                            283,034            4.5%
BCM                                                            824,210           13.0%
AHI                                                          3,268,535           51.7%
                                                          ------------   ------------

                               TOTAL                         4,375,779           69.2%


                                                            Units Owned Beneficially
                                                          ---------------------------
                                                            Number of     Percent of
Name                                                          Units        Class (1)
----                                                      ------------   ------------
ART                                                            283,034            4.5%
BCM                                                            824,210           13.0%
AHI                                                          3,268,535           51.7%
J. Paul Bagley (2)                                             283,034            4.5%
Roy E. Bode (2)                                                283,034            4.5%
Collene C. Currie (2)                                          283,034            4.5%
Cliff Harris (2)                                               283,034            4.5%
Karl L. Blaha (2)(4)                                         3,551,569           56.2%
Mickey Ned Phillips (3)                                        824,210           13.0%
Ryan T. Phillips (3)                                           824,210           13.0%
Thomas A. Holland (4)                                        3,268,535           51.7%
Robert A. Waldman (4)                                        3,268,535           51.7%
Cary M. Portman (2)(3)(4)                                    4,375,779           69.2%
                                                          ------------   ------------

Total Units beneficially
  owned by Reporting Persons                                 4,375,779           69.2%



     (1) Percentage calculations are based upon 6,321,524 Units outstanding at May 31, 2000. Total and addends may not match due to rounding.

     (2) May be deemed to be a beneficial owner of the Units held directly by ART by virtue of the relationship to ART described in Item 2.

     (3) May be deemed to be a beneficial owner of the Units held directly by BCM by virtue of the relationship to the BCM described in Item 2.

     (4) May be deemed to be a beneficial owner of the Units held directly by AHI by virtue of the relationship to AHI described in Item 2.







                                        8

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     (b)  Voting and Dispositive Power

     Each of the directors of ART share voting and dispositive power over the 283,034 Units held by ART. Each of the directors of BCM share voting and dispositive power over the 824,210 Units held by BCM. Each of the directors of AHI exercise voting and dispositive power over the 3,268,535 Units held by AHI.

     (c)  Transactions in Securities

     The following table lists the purchase transactions in the Units that were effected by the Reporting Persons since the last Amendment filing.

Reporting                                Number             Price             Type of
Person                Date              of Units           Per Unit         Transaction
------                ----              --------           --------         -----------
ART*                04/20/00               1,300              16.875        Open Market
ART                 04/24/00                 100              17.00         Open Market
BCM                 04/19/00               6,400              17.50         Open Market
BCM                 04/25/00               6,500              17.375        Open Market
BCM                 04/27/00               6,000              17.75         Open Market
BCM                 05/08/00               1,000              18.00         Open Market
BCM                 05/15/00                 500              17.00         Open Market
BCM                 05/16/00              15,000              17.00         Open Market
BCM                 05/17/00                 700              16.75         Open Market
BCM                 05/22/00                 700              17.00         Open Market
BCM                 05/23/00                 700              17.00         Open Market
BCM                 05/25/00                 700              16.375        Open Market
BCM                 05/31/00               8,200              16.00         Open Market


*    Purchase transactions were effected by either ART or AHI.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to read as follows:

     ART has pledged 2,450 Units to Bear Stearns, pledged 5,000 Units to Chase HQ, pledged 8,700 Units to Dain Rausher, pledged 10,000 Units to Deutsche Bank Securities, pledged 4,000 Units to First Southwest, pledged 30,100 Units to J.C. Bradford, pledged 400 Units to Morgan Keegan, pledged 166,184 Units to Morgan Stanley Dean Witter, pledged 4,000 Units to Raymond James, pledged 2,000 Units to Southland Securities and pledged 200 Units to Stifel Nicolaus in stock margin accounts maintained by it with such brokers. ART has pledged 50,000 Units to David Morgan pursuant to a loan agreement with Bank One.

     AHI has pledged 1,013,535 Units to Bear Sterns, pledged 400,000 Units to Citicorp Investments, pledged 500,000 Units to Dreyfus Investments, pledged 115,000 Units to First Bank & Trust, pledged 200,000 Units to First Equity of Florida, pledged 500,000 Units to First Securities Van Kasper, pledged 100,000 Units to Interfirst, pledged 100,000 Units to J.B. Hanauer and pledged 100,000 Units to Morgan Stanley Dean Witter in stock margin accounts maintained by it with such brokers. AHI has pledged 120,000 Units to David Morgan pursuant to a loan agreement with Perelman Carley and has pledged 120,000 Units to David Morgan pursuant to a loan agreement with Legg Mason.






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




     BCM has pledged 61,500 Units to Advest, pledged 11,100 Units to Ameritrade; pledged 6,000 Units to Baird, pledged 225,780 Units to Bear Stearns, pledged 700 Units to Burke, Christensen & Lewis, pledged 5,000 Units to Chase, pledged 21,800 Units to Cutter & Co., pledged 12,600 Units to Dain Rausher, pledged 12,500 Units to First Southwest, pledged 13,200 Units to First Union, pledged 5,000 Units to Hobbs Melville, pledged 3,200 Units to Interfirst, pledged 25,900 Units to J.C. Bradford, pledged 10,000 Units to Morgan Keegan, pledged 281,200 Units to Morgan Stanley Dean Witter, pledged 15,430 Units to Paine Webber, pledged 1,800 Units to Raymond James, pledged 9,990 Units to Regions Investments, pledged 86,100 Units to Southland Securities and pledged 500 Units to Southwest Securities in stock margin accounts maintained by it with such brokers. BCM has pledged 15,000 Units to David Morgan pursuant to a loan agreement with Legg Mason.






                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: June 28, 2000


                                          AMERICAN REALTY TRUST, INC.

                                          By: /s/ Karl L. Blaha
                                              --------------------------------
                                              Karl L. Blaha
                                              President


                                          BASIC CAPITAL MANAGEMENT, INC.

                                          By: /s/ Karl L. Blaha
                                              --------------------------------
                                              President


                                          ART HOLDINGS, INC.

                                          By: /s/ Karl L. Blaha
                                              --------------------------------
                                              President






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